Mail Stop 4561

August 28, 2008

Via Facsimile (604) 320-3399 and U.S. Mail

Donovan Jones
President, CEO & Director
Counterpath Corporation
Suite 300, One Bentall Center
505 Burrard Street, Box 95
Vancouver, BC V7M 1X3
Canada

>   **Re: Counterpath Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed: August 19, 2008**
>   **File No. 000-50346**

Dear Mr. Jones:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Rule 14a-6(a) under the Securities Exchange Act of 1934 requires you to file with the Commission your preliminary form of proxy, as well as your preliminary proxy statement. You do not appear to have done so. Please file your preliminary form of proxy for our review in your next amendment. We direct you to Rule 14a-4, which sets forth the requirements for the form of proxy and provides that you file the form of proxy as an appendix at the end of your proxy statement, and not as an exhibit or separate document within an electronic submission.

Proposal 4, page 27

2.   Your disclosure in this section indicates that pursuant to Policy 4.1 of the TSX
        Venture Exchange Corporate Finance Manual, you must obtain shareholder
        approval of your July 31, 2008 private placement because, as a result of
        purchasing shares of your common stock in the private offering, your chairman,
        Mr. Matthews, has become a new control person. However, in the proxy
        statement you appear to be seeking approval from your shareholders of Mr.
        Matthews' right to vote the shares he acquired in the private placement rather
        than approval of the private placement. Please disclose why you are not seeking
        shareholder approval of the private placement at this time and when you intend to
        seek such approval.

                        *   *   *   *   *

        As appropriate, please amend your filing and respond to our comments within 10
business days. You should provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings includes all information required
under the Exchange Act and that they have provided all information investors require for
an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel